2008 Second-Quarter Earnings Presentation Samuel C. Scott Chairman, President and Chief Executive Officer Cheryl K. Beebe Vice President and Chief Financial Officer David A. Prichard Vice President, Investor Relations July 22, 2008 Filed by Corn Products International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Corn Products International, Inc. Commission File No.: 001-13397

Agenda Introduction Forward-Looking Statement 2nd Quarter and First Half Financial Review 2008 Outlook Merger Update Q&A

Corn Products International, Inc. Forward-Looking Statement This presentation contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends these forward looking statements to be covered by the safe harbor provisions for such statements. These statements include, among other things, any predictions regarding the Company's future financial condition, earnings, revenues, expenses or other financial items, any statements concerning the Company's prospects or future operation, including management's plans or strategies and objectives therefor and any assumptions underlying the foregoing. These statements can sometimes be identified by the use of forward looking words such as "may," "should," "will," "anticipate," "believe," "plan," "project," "estimate," "expect," "intend," "continue," "pro forma," "forecast" or other similar expressions or the negative thereof. All statements other than statements of historical facts in this presentation or referred to or incorporated by reference into this presentation are "forward-looking statements." These statements are subject to certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on various factors, including fluctuations in worldwide markets for corn and other commodities, and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and/or sell our products; fluctuations in the value of local currencies, energy costs and availability, freight and shipping costs, and changes in regulatory controls regarding quotas, tariffs, duties, taxes and income tax rates; operating difficulties; our ability to effectively integrate acquired businesses; labor disputes; genetic and biotechnology issues; changing consumption preferences and trends; increased competitive and/or customer pressure in the corn-refining industry; the outbreak or continuation of serious communicable diseases or hostilities including acts of terrorism; and stock market fluctuation and volatility. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these risks factors, see risk factors included in the Company's most recently filed Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports on Forms 10-Q or 8-K. This presentation also contains references to the Company's long-term objectives and goals or targets with respect to certain metrics. These objectives, goals and targets are used as a motivational and management tool and are indicative of the Company's long-term aspirations only, and they are not intended to constitute, nor should they be interpreted as, an estimate, projection, forecast or prediction of the Company's future performance.

Financial Results For the Quarter Ended June 30, 2008

Summary Income Statement Quarter Ended June 30 ($ millions, except per share amounts) 2008 2007 Change Net sales $1,029 $857 20% Gross profit 187 156 20% Margins 18.1% 18.1% Operating expenses 73 65 13% Operating income 116 91 28% Financing costs 7 13 (47%) Taxes 34.9% 32.8% Net Income 68 51 35% Diluted earnings per share $0.90 $0.66 36%

Net Sales by Geographic Segment Quarter Ended June 30 ($ millions) % 2008 2007 Change Net sales North America $609 $534 14% South America 298 218 36% Asia/Africa 122 105 16% Total $1,029 $857 20%

Net Sales Variance Analysis Quarter Ended June 30 (percents %) NA SA A/A Total Volume (3.7%) (3.8%) (6.2%) (4.0%) Price/product mix 16.2% 23.3% 29.0% 19.5% Change in exchange rate 1.7% 16.7% (6.7%) 4.5% Total variance 14.2% 36.2% 16.1% 20.0%

Operating Income by Geographic Segment Quarter Ended June 30 ($ millions) % 2008 2007 Change Operating income North America 86 $ 68 $ 25% South America 36 26 41% Asia/Africa 13 12 9% Corporate (19) (15) 23% Total 116 $ 91 $ 28%

Estimated Sources of Diluted Earnings Per Share Quarter Ended June 30 (dollars per share) Earnings per share - June 30, 2008 $0.90 Non-operating changes: Financing costs 0.05 Effective tax rate (0.03) Minority interest 0.02 (0.01) Shares outstanding 0.01 Changes from operations: Margins 0.17 Foreign currency values 0.22 0.05 Earnings per share - June 30, 2007 $0.66

Summary Income Statement Six Months Ended June 30 ($ millions, except per share amounts) 2008 2007 Change Net sales $1,959 $1,619 21% Gross profit 360 302 19% Margins 18.4% 18.6% Operating expenses 141 123 15% Operating income 223 178 25% Financing costs 14 23 (37%) Taxes 34.2% 33.4% Net Income 133 101 32% Diluted earnings per share $1.75 $1.32 33%

Cash Flow Highlights For the Quarter Ended June 30 ($ millions) 2008 2007 Cash provided by operations: 117 $ 9 $ Net income 68 51 Working capital 30 (69) Depreciation 33 31 Cash invested in the business: (52) $ (36) $ Fixed assets (54) (37) $ Investment in non-consolidated affiliate Cash provided by (used for) financing activities: 37 $ 335 $ Net increase in debt 35 329 Dividends paid (10) (8) Issuance of common stock 9 10

Key Metrics June 30 ($ millions) 2008 2007 Debt to capitalization 22.7% 35.4% Debt to EBITDA (TTM) 1.2 2.1 Operating working capital $566 $338 (excluding short-term debt, cash and def. tax) % of 12 mo. sales 15.2% 11.3% Net debt (debt less cash) $344 $497

2008 Outlook Raising diluted EPS growth expectations to 22 to 29 percent, or $3.15 to $3.35, versus a record $2.59 in 2007, which included a 5-cent gain from holdings in CME Group Prior 2008 EPS guidance was $2.90 to $3.15 Expect solid second half in the range of $1.40 to $1.60 versus $1.27 a year ago, or an increase of 10 to 26 percent First half results should be stronger than those in the second half due to expectations for higher raw material costs Anticipate return on capital employed (ROCE) to comfortably exceed our 8.5% minimum target for second consecutive year Net sales should reach $4 billion Business model should continue to function well in unprecedented and volatile global commodity cost environment

Bunge and Corn Products Combination Significant opportunity to create shareholder value, enhance opportunities for our employees, and provide benefits to customers and partners Strengthened Americas presence Can expand into new geographies and grow more quickly where we already operate Become subsidiary of larger public company with more resources Bunge is an ideal partner in today's rapidly changing agribusiness environment Opportunity to accelerate our strategies to excel at the base business and grow geographically, primarily in Asia and Africa Highly complementary to Bunge's businesses Fits Bunge's strategy to add higher-value products and establish a global presence in the corn value chain Adds further agribusiness diversification and vertical integration Compelling and significant synergies Excellent cultural fit between the two companies Continue to estimate Q4 2008 closing

Additional Information Forward-Looking Statement This material contains "forward-looking statements" regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as "anticipate", "expect", "project", "continue", "believe", "plan", "estimate", "intend", "will", "may" and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge. Relevant risks and uncertainties include those referenced in Corn Products' and Bunge's filings with the Securities and Exchange Commission (the "SEC") which can be obtained as described in "Additional Information" below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products' operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. Additional Information This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC's web site (www.sec.gov), by accessing Corn Products' website at www.cornproducts.com under the tab "Investors" and then under the heading "Financial Reports" and then under the heading "SEC Filings" and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge's website at www.bunge.com under the tab "About Bunge" and then under the heading "Investor Information" and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations. Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the security holders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products' directors and executive officers is available in Corn Products' proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products' most recent filing on Form 10-K. Information about Bunge's directors and executive officers is available in Bunge's proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge's most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.

Q & A

Appendix

Debt to Capitalization June 30 ($ millions) Debt to Capitalization percentage 2008 2007 Short-term debt $122 $353 * Long-term debt 514 540 Total debt (a) $636 $893 Less: Repayment of $255 million Senior Notes on July 15, 2007 (255) Total debt - proforma (b) $638 ** Deferred income tax liabilities $221 $112 Minority interest in subsidiaries 21 20 Redeemable common stock 23 22 Share-based payments subject to redemption 8 8 Stockholders' equity 1,898 1,467 Total capital $2,171 $1,629 Total debt and capital (c) $2,807 $2,522 Debt to Capitalization percentage (a ^ c) 22.7% 35.4% Total debt and capital - proforma (d) $2,267 Debt to Capitalization percentage - proforma (b ^ d) 28.1% ** * Includes $255 million of Senior Notes that were repaid on the maturity date of July 15, 2007 with net proceeds from the $300 million of long-term Senior Notes sold April 10, 2007. ** Proforma total debt and proforma debt to capitalization percentage at June 30, 2007 reflects the repayment of $255 million of Senior Notes on the maturity date of July 15, 2007.

Debt to EBITDA June 30 ($ millions) Debt to EBITDA ratio 2008 2007 Short-term debt $122 $353 * Long-term debt 514 540 Total debt (a) $636 $893 Less: Repayment of $255 million Senior Notes on July 15, 07 (255) Total debt - proforma (b) $638 ** Net income $230 $171 Add back: Minority interest in earnings 6 5 Provision for income taxes 122 88 Interest expense, net 34 34 Depreciation 128 121 EBITDA (c) *** $520 $419 Debt to EBITDA ratio (a ÷ c) 1.2 2.1 Debt to EBITDA ratio - proforma (b ÷ c) 1.5 * Includes $255 million of Senior Notes that were repaid on the maturity date of July 15, 2007 with net proceeds from the $300 million of long-term Senior Notes sold April 10, 2007. ** Proforma total debt and proforma debt to EBITDA ratio at June 30, 2007 reflects the repayment of $255 million of Senior Notes on the maturity date of July 15, 2007. *** EBITDA and components of EBITDA represent amounts for the last 12 months.

Operating Working Capital as a % of Net Sales June 30 ($ millions) Operating Working Capital as a percentage of Net Sales Current assets $1,503 $1,207 Less: Cash and cash equivalents (292) (396) Less: Deferred income tax assets (14) (16) Adjusted current assets $1,197 $795 Current liabilities $781 $824 Less: Short-term debt (122) (353) Less: Deferred income tax liabilities (28) (14) Adjusted current liabilities $631 $457 Operating working capital (a) $566 $338 Net sales for the last 12 months (b) $3,731 $2,980 Operating Working Capital as a percentage of Net Sales (a ^ b) 2008 2007 15.2% 11.3%